UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Partners with ESPE on PV Projects in Italy
EXHIBIT 99.4: PRESS RELEASE

LDK Solar Partners with ESPE on PV Projects in Italy
     We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have entered into an agreement with ESPE Srl, a leading system integrator within the PV sector, to develop PV plants in the Apulia region of Italy. Construction has commenced on the first of five plants totaling 5 MW. We will supply wafers for the PV project and ESPE will provide engineering, procurement, and construction services and system integration.
     Our press release issued on May 26, 2009 is attached as Exhibit 99.4 hereto.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: May 27, 2009

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EXHIBIT 99.4: PRESS RELEASE
LDK Solar Partners with ESPE on PV Projects in Italy
XINYU CITY, China and SUNNYVALE, Calif., May 26, 2009 — LDK Solar Co., Ltd. (NYSE:LDK), a manufacturer of multicrystalline solar wafers, today announced that it has entered into an agreement with ESPE Srl, a leading system integrator within the PV sector, to develop PV plants in the Apulia region of Italy. Construction has commenced on the first of five plants totaling 5 MW. LDK Solar will supply wafers for the PV project and ESPE will provide engineering, procurement, and construction services and system integration.
“We are very excited to expand LDK Solar’s presence into Italy,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “The PV market in Italy is one of the most interesting European markets and is forecasted to grow significantly over the next three years. Our agreement with ESPE is a strategic milestone for us as we strengthen our position in the PV power plants market in Europe and continue to build a foundation to capture future opportunities.”
“We are pleased to work with LDK Solar on the development of these PV plants,” stated Tiziano Meneghetti, Founder and President of ESPE Group. “We believe the PV market in Italy has strong potential and we look forward to working together to capitalize on the growing opportunities.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About ESPE Group
Founded in 1974, ESPE Srl is part of ESPE Group, which is a leading company in electrical and energetic areas. ESPE’s market strategy is to focus on its core business and to provide technologically advanced solutions, from the more traditional energetic systems, like the hydroelectric ones, to the innovative PV systems. With more than 250 systems and over 15 MWp of renewable energy deployed in Italy up to 2008 within the Group’s major projects portfolio, ESPE is leading company in the Photovoltaic area with specialized Sun Tracking Systems.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information, contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801
ESPE S.r.l.
Via Cappello, 12a
35010 San Pietro in Gu (PD)
tel. +39.049.945.50.33
fax. +39.049.945.50.22
www.espegroup.eu

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